SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35033; File No. 812-15426

Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management Private

Institutional Capital Adviser (Canada), L.P.

October 18, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to

section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares of beneficial interest with

varying sales loads and to impose early withdrawal charges and asset-based distribution and/or

service fees.

Applicants: Brookfield Infrastructure Income Fund, Inc. and Brookfield Asset Management

Private Institutional Capital Adviser (Canada), L.P.

Filing Dates: The application was filed on January 20, 2023, and amended on June 23, 2023,

September 21, 2023, and October 11, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant Applicant

with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant

below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on November 13, 2023, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Brian F. Hurley, Esq., Brookfield Infrastructure Income Fund, Inc., Brookfield Place, 250 Vesey Street, New York, NY 10281-1023; and Michael R. Rosella, Esq. and Thomas D. Peeney, Esq., Paul Hastings LLP, 200 Park Avenue, New York, NY 10166.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' third amended and restated application, dated October 11, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.